Exhibit 12

Equity LifeStyle Properties, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2011	2010	2009	2008	2007
Income from continuing operations before allocation to minority interests	$42,504	$60,628	$51,395	$38,566	$43,622
Fixed Charges	102,469	107,291	114,454	115,574	119,210

Earnings	$144,972	$167,919	$165,847	$154,140	$162,832

Interest incurred	96,253	88,750	95,740	96,606	100,206
Amortization of deferred financing costs and other	3,415	2,401	2,571	2,824	2,864
Perpetual Preferred OP unit Distributions	2,801	16,140	16,143	16,144	16,140

Fixed Charges	$102,469	$107,291	$114,454	$115,574	$119,210

Earnings/Fixed Charges	1.41	1.57	1.45	1.33	1.37